FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NBG Group	Group results 9M 2013

NBG Group: 9M 2013 results

Business performance:

•                    Positive performance in terms of profit (before tax and extraordinary results) sustained for the fourth consecutive quarter, reflecting the improving economic climate in Greece.

•                    Group net profit in 9M.13 of €262 million (including losses of €265 million from impairment of Eurobank participation), vs. losses of €2,455 million in 9M.12.

•                    Provisions declined further in Q3 as a result of the slowdown in new loan delinquencies in Greece and SE Europe. In 9M.13, Group provisions stood at €1,239 million vs. €1,872 million in 9M.12, down significantly (by 34%).

Cost cutting:

•                    Operating costs in Greece and SE Europe down by 7% yoy and 3% yoy, respectively. Substantial reduction in staff expenses in Greece (13%), on the back of the new collective labour agreement (effective as of 1.7.2013).

•                    Cumulative 25% reduction in domestic operating costs since 9M.09, largely achieved through the 28% reduction in domestic staff expenses over the same period (adjusted for first time FBB and Probank consolidation). With the prospect of the agreed 3.5% cut at the beginning of 2014, the cumulative reduction from the beginning of the crisis will soon exceed 30%.

Asset quality and provisions:

•                    Moderation of new loan delinquencies continues in Greece and SE Europe. In Q3.13, loan delinquencies in Greece were 60% less than a year earlier.

•                    The ratio of +90 dpds to total loans stood at 21.9% for the Group and 27.1% for the domestic loan book, substantially lower than other systemic banks.

•                    The Group and the Bank maintain strong levels of provisions for loan impairments, at 55%, the highest among its peers.

Subsidiaries’ profitability:

•                    The contribution of Finansbank, NBG’s subsidiary in Turkey, was particularly notable, posting net profit of €412 million in 9M.13, up 9% yoy on a constant currency basis, despite the short-term adverse impact from the tight monetary policy now being experienced by the country’s banking sector.

•                    Positive contribution by NBG’s businesses in SE Europe, generating net profit of €17 million in 9M.13, vs. losses of €38 million in 9M.12.

Capital adequacy:	• Pro-forma Core Tier I stands at 9.4%.

Improving liquidity:

•                    Group deposits post significant growth of 17% yoy, across all its business regions: Greece +23%, SE Europe +14%, Finansbank +21% (on a constant currency basis).

•                    Rapid reduction in the cost of deposits due to the repricing of time deposits.

•                    Significant reduction in Eurosystem funding by €8.7 billion since the beginning of the year, and by €10.8 billion yoy, with the parallel elimination of any ELA exposure.

•                    Further improvement in the loan-to-deposit ratio in Greece to 88% vs. 109% a year earlier. At Group level, the corresponding index has dropped for the first time below 100% (to 97%), vs. 115% in September 2012.

Absorption of Probank:

•                    Incorporation of the healthy assets of Probank in July 2013, with €2.6 billion loans, €3.1 billion deposits and a network of 112 branches.

•                    Exposure to healthy small and medium-size businesses, highly skilled staff, strong liquidity and positive profitability are the key features of the healthy part of Probank acquired by NBG.

It is widely acknowledged that there has been a change of climate in the country and the banking environment. The conditions for gradual economic recovery have begun to emerge and these early signs of improvement are translating into tangible results. The progress seen in key sectors of the economy and the banking system is reflected in strong investor interest, which is now in the process of transforming itself into actual investments. It is crucial that we build on these foundations.

The NBG Group posted positive earnings in the first nine months of 2013, mainly due to the ongoing slowdown in NPL creation in Greece and the improvement in the economic climate which allowed for write-backs of provisions on claims and lower trading losses. Additionally, the containment of operating expenses in Greece and SE Europe continued, and the need to raise funds via the Eurosystem was reduced drastically, as deposits increased across all the areas of the Group’s activities. Moreover, the international network of subsidiaries continued to contribute decisively to our performance. The most encouraging development, however, has been the relative stabilization of asset quality, with our results benefitting from lower provisions versus the previous year, and augurs well for the future course of business.

It is also notable that these results were achieved despite the temporary difficulties that emerged in the Turkish market in the third quarter of 2013. Specifically, the tightening of monetary policy and changes in the regulatory framework for Turkish banks put short-term pressure on their profitability. Against this backdrop, Finansbank’s profits nevertheless reached €412 million in the 9-month period, while liquidity and asset quality remained solid.

We continue to take initiatives to strengthen the Group’s capital base, such as the recent sale of a 66% stake in our subsidiary NBG Pangaea REIC, which it is estimated will improve our capital adequacy ratio by around 40 basis points.

Nevertheless, challenges still lie ahead for the Greek banking system. The results of the diagnostic exercise by BlackRock are due out in a few weeks time, and next year banks will be required to undergo stress tests within the comprehensive assessment of the ECB. We believe that the banking system is in a position to perform successfully in these exercises and that they offer an opportunity for Greek banks to achieve a comparable footing with their European peers. Clearly, the improvement in the position and outlook of NBG will restore its capacity to contribute to enhanced support for the Greek economic growth.

Athens, 27 November 2013

Alexandros Tourkolias

Chief Executive Officer

Group net profit amounted to €262 million in 9M.13 vs. substantial losses of €2,455 million in 9M.12. This achievement was due in part to the improvement in the domestic economic climate that helped new NPL creation to slow, the write-back of provisions against claims on the Hellenic Republic in 9M.12, the reduction in the high trading losses of the previous year and, last, the ongoing deceleration in deposit rates. The contribution by Finansbank was particularly strong, as it reported profits of €412 million, while the Group’s SE Europe subsidiaries(1) posted profits of €17 million vs. losses of €38 million a year earlier. The Group recorded positive profits quarter-on-quarter, before deducting the further impairment charge incurred as a result of the participation in Eurobank, amounting to €89 million.

The growth in the Group’s net operating income by 20% in 9M.13 to €2,845 million (vs. €2,375 million in 9M.12) reflects the gradual turnaround in the downward course of the Group’s business in Greece and SE Europe. It also reflects the ongoing strong contribution of the Group’s Turkish subsidiary Finansbank.

In 9M.13, Group operating expenses have stabilized, as cost cutting continued in Greece and SE Europe, offsetting the rise in expenditure in the developing Turkish market (129 new Finansbank branches were opened in the course of the past twelve months). More specifically, staff expenses in Greece fell by 13% yoy, backed by the implementation of the new collective labour agreement effective as of 1.7.2013. Overall, expenses in Greece posted a 7% reduction. Reductions in operating expenses were also continued in SE Europe (down 3% yoy), despite the significantly higher inflation experienced in the region.

With respect to the quality of the Group’s loan book, it is particularly encouraging that the slowdown in new loan delinquencies in Greece has gained pace, while they posted a further significant decline in SE Europe. In aggregate, new delinquencies at Bank level for the first nine months of 2013 totalled €1.2 billion, while in the same period last year at the peak of the crisis, they had topped €3.1 billion. As a result, provisions were reduced to €1,239 million in 9M.13 (at Group level), compared with €1,872 million a year earlier (down by 34% yoy). That said, the Group and the Bank maintain high provision coverage levels, at 55%, the highest level in the market. In addition, the +90 dpd Group loan ratio stood at 21.9% at the end of September 2013, vs. 18.2% a year earlier. It is worth noting that this ratio, although high in absolute terms, is around 10 percentage points lower than peers in the domestic market.

Ongoing improvement in liquidity is another positive development. Specifically, the 17% yoy growth in Group deposits has led to an improvement in the liquidity ratio (loans-to-deposits) to 97% at Group level vs. 115% in September 2012. In Greece the loan-to-deposit ratio stood at 88% — improved by 21 pps yoy — thereby placing NBG comfortably in the best position in the domestic market in terms of liquidity. This development comprises tangible evidence of NBG’s sound liquidity and its improved ability to channel funding for the growth of the Greek economy. It is worth noting that the corresponding ratio for SE Europe, which stood at 99%

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

(an improvement of 21 pps yoy), is low relative to peers in the same markets, while it has decreased by half when compared with pre-crisis levels. In Turkey, deposit growth of 21% yoy exceeded loan growth (up 16% yoy), while there was also a significant improvement in the deposit mix due to the higher share of low-cost sight deposits, which grew by 40% yoy.

As regards capital adequacy, the Group’s Core Tier I ratio stood at 9.4%, despite the impact of unrealized FX losses deriving mainly from the Turkish lira amounting to €562 million in 9M.13, and further write-downs in the value of Eurobank. The capital base was given a significant boost by positive 9M profitability, the modest capital strengthening provided by the new acquisitions of FBB and Probank, as well as the pro forma benefit to be derived from the sale of NBG Pangaea REIC. CAR will be further enhanced by further capital strengthening measures, some of which are close to finalization, such as the sale of the Astir Palace Vouliagmeni hotel complex.

Greece: Significantly lower provisioning versus 2012 as NPL growth slows

In 9M.13 net loss from domestic business totalled €163 million (including losses of €265 million from the impairment of the participation in Eurobank), against losses of €2,800 million in the same period in 2012. The main contributors to this performance were:

i)                 the 40% growth in operating income to €1,179 million, vs. €840 million in 9M.12,

ii)              the contraction of operating expenses by 7% yoy (adjusted for first time FBB and Probank consolidation, one-off integration costs and exceptional taxes, the real reduction stood at 10%),

iii)           the reduction of trading losses (losses of €35 million vs. losses of €633 million in 9M.12),

iv)          the 39% reduction in provisions, to €910 million, reflecting significantly lower new loan impairments in 9M.13,

v)             the write-back, in Q3.13, of further provisions against claims on the Hellenic Republic and other extraordinary provisions totalling €82 million.

The steady improvement in net interest income (NII) for the third consecutive quarter suggests that the downward cycle is bottoming out, despite the substantial €5.4 billion qoq strengthening of deposits (average balances). This performance was given a further boost by the improvement in the funding mix from the Eurosystem, since the Bank’s exposure to high-cost funding via the ELA mechanism was eliminated in Q3 from 100% at the beginning of the year. Over the coming quarters there should be further improvement in NII, including for the recent 25 bp reduction in the ECB’s main refinancing rate. In addition, there should be a significant positive effect from the repricing of time deposits currently underway — a process in which NBG is playing a leading role.

The 23% increase in deposits yoy (including FBB and Probank deposits) reflects renewed confidence of depositors in NBG and the Greek banking system more generally. Specifically, time deposits posted an impressive increase of 42% yoy, while sight and savings deposit accounts rose by 7% during the same period. It is noteworthy that the improvement in the deposit base was achieved alongside the significant de-escalation of time deposit rates.

Lending, before provisions, increased by 2% yoy to €45.9 billion (including loans worth €1.1 billion from FBB and €2.6 billion from Probank).

There was a significant slowdown in new loan delinquencies in 9M.13, as they totalled €1.2 billion vs. €3.1 billion in 9M.12. As a result, the +90 dpd loan ratio stood at 27.1% (including FBB and Probank) vs. 21.9% a year earlier and 25.9% the previous quarter. The provision coverage ratio for +90 dpds continues to remain high at 55%, the highest level among domestic systemic banks.

The absorption of the healthy part of Probank in July 2013 has a small though positive impact on our domestic business performance, as the bank has a loan book that is relatively unburdened by NPLs, ample liquidity, young and highly skilled staff, and a record of profitability. Its specialization in financing SMEs will serve to enhance NBG’s exposure to this sector where until now it has been engaged on a small scale. The synergies arising from the merger should be in the order of €110 million on an annual basis by 2015.

Finansbank: Increased 9M profitability, despite the temporary fallout from the implementation of tight monetary policy in Q3

In the third quarter of the year, business conditions for Turkish banks worsened as a result of a tighter monetary policy and the changes in the regulatory framework for the country’s banking sector. Nevertheless, Finansbank’s net profit for the nine months to end-September stood at TL1,011 million (€412 million), up by 9% yoy on a constant currency basis. This strong performance was achieved thanks to a 19% improvement in net operating income on the back of increases in net interest income, up by the same rate, and fees, up 10% yoy. In Q3, the net profit of Finansbank stood at TL220 million, down 33% yoy, though from a high 2012 base, and is in line with the experience of other banks in the country. Despite the substantial pressure on net interest margin in Q3 due to the abrupt increase in the Turkish reference rates which did not provide time for commensurate loan repricing, NIM nevertheless stood at the strong level of 591 bps.

The efficiency ratio (cost/income) stood at 51%, incorporating the total expenditure relating to the rapid network expansion (+129 new units yoy) and the increase in staff by 2,200 employees.

Finansbank’s total lending amounted to TL47.7 billion (€17.3 billion), up 16% yoy, which was covered in full by the 21% increase in deposits. As a result of the change in strategy — with a greater focus on SMEs since early-2013 — the retail portfolio grew by a relatively more conservative 11% yoy to TL26.1 billion, while the business banking portfolio grew by 24% yoy to TL21.6 billion.

The +90 dpd loan ratio was broadly steady at 5.4% vs. 5.2% in June 2013. Applying a conservative provisioning policy, Finansbank’s provisions in 9M.13 reached TL582 million (up by 30% yoy), while the NPL coverage ratio rose 2 percentage points qoq to 71%.

The strong capital base of Finansbank comfortably supports the dynamic growth of its balance sheet, while its Total CAR of 18.0% is the highest among its peers, despite the strong correction in the price of Turkish bonds. It should also be noted that, compared with other Turkish banks, Finansbank has the lowest exposure to government bonds.

SE Europe: the slowdown in new loan delinquencies enables stabilization of provisions, leading to positive results

In 9M.13 the Group’s businesses in SE Europe posted profit of €17 million, in contrast to the negative results of €38 million in 9M.12. A key contributing factor to this positive performance was the stabilization in the growth rate of NPLs due to the ongoing normalization of economic activity in the region as well as improved collections, which has had a positive impact on provision levels vs. 2012 while also giving a slight boost to NII in Q3.

In addition, the policy to streamline operating costs was continued, generating a further reduction of 3% yoy.

The liquidity ratio improved further as deposits increased by 14% yoy (to €5.6 billion), while the Group’s market share in the region improved by 40 bps to 5.9%. It is noted that the improved liquidity of subsidiaries throughout the duration of the financial crisis eliminated the gap between lending and deposits, thereby enabling deposits to more than cover net lending by €43 million by the end of 9M.13, compared with a gap of €977 million just one year earlier. As a result of the near elimination of the funding gap and the ongoing deleveraging of the loan book, the loan-to-deposit ratio stood at 99% at the end of Q3.13, compared with 120% a year earlier and 200% before the crisis, and is among the lowest in the region.

Total lending declined by 4% to €6.3 billion vs. €6.5 billion at the end of September 2012, while the Group’s market share stood at 6.3%.

The quality of the loan book is showing clear signs of improvement, as new NPLs in Q3 stood at roughly 1/3 of last year’s level (i.e. €14 million), thus enabling streamlining of the cost of risk to 130 bps, close to pre-crisis levels. The +90 dpd loan ratio stood at 24.6% in September 2013, up by just 21 bps qoq. The NPL coverage ratio increased to 51% vs. 47% at the end of September 2012.

Appendix

(€ millions)	Q3.2013	Sept 2013	Sept 2012	Annual Δ

Profit & loss
Group net profit	-81	262	-2 455	—
Greece	-168	-163	-2 800	-94%
Turkey	80	412	400	+3%
SE Europe(1)	10	17	-38	—

Core revenues
Group	905	2 825	3 033	-7%
Greece	413	1 214	1 493	-19%
Turkey	392	1 322	1 238	+7%
SE Europe(1)	83	244	249	-1%

Operating expenses
Group	563	1 716	1 699	+1%
Greece	296	910	978	-7%
Turkey	202	615	522	+18%
SE Europe(1)	54	161	166	-3%

Balance Sheet
Total assets	110 963	110 963	103 101	+8%
Loans	70 781	70 781	70 618	0%
Deposits	65 038	65 038	55 709	+17%

Ratios
Core Tier I (pro-forma)	9.4%	9.4%	—	—
Loans : Deposits	97%	97%	115%	-18	pps
Net interest margin (bps)	325	344	380	-36	bps

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: November 27th, 2013

Chief Executive Officer